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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 FEB 29 2012
PART III

SEC Mail Processing
Section
Washington, DC
110

SEC FILE NUMBER
8-53078

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cortview Capital Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Two James Center, 11th Floor, 1021 East Cary Street

OFFICIAL USE ONLY
FIRM I.D. NO.

Richmond (No. and Street) VA 23219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young, LLP

5 Times Square (Name - if individual, state last, first, middle name) New York New York 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AP
4/13

OATH OR AFFIRMATION

I, Matthew Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cortview Capital Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None Noted

Matthew Sullivan (handwritten signature)

Signature

Director - FINOP

Title

Susan John (handwritten signature)

Notary Public

2/28/2012

SUSAN JOHN
Notary Public, State of New York
No. 01JO6054594
Qualified in Queens County
Commission Expires March 24, 2015

This report ** contains (check all applicable boxes):

- (a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



STATEMENT OF FINANCIAL CONDITION

Cortview Capital Securities, LLC

December 31, 2011

With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



Cortview Capital Securities, LLC

Statement of Financial Condition

December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm.....	1
Statement of Financial Condition	2
Notes to Statement Of Financial Condition.....	3

Report of Independent Registered Public Accounting Firm

The Member of
Cortview Capital Securities LLC

We have audited the accompanying statement of financial condition of Cortview Capital Securities LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Cortview Capital Securities, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.



February 28, 2012

Cortview Capital Securities, LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	\$	560,664
Deposit with Clearing Broker		500,000
Securities owned, at fair value		400,922,528
Fixed assets (net of accumulated depreciation of \$792,871)		1,436,328
Intangible asset		125,000
Prepaid expenses and other assets		1,002,226
Total assets	\$	<u>404,546,746</u>

Liabilities and member's capital

Liabilities:

Accounts payable and accrued expenses	\$	4,629,378
Due to Clearing Broker		28,061,814
Due to Holdings		1,268,932
Securities and other financial instruments sold, not yet purchased, at fair value		334,340,986
Total liabilities		<u>368,301,110</u>

Total member's capital		<u>36,245,636</u>
Total liabilities and member's capital	\$	<u>404,546,746</u>

See accompanying notes

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition

Year Ended December 31, 2011

1. Organization and Basis of Presentation

Cortview Capital Securities, LLC, formerly Redi-Markets LLC (the “Company”), a New York limited liability company, was acquired by Cortview Capital Securities, Inc. on August 3, 2010. The Company commenced operations on September 7, 2010 by assuming the net assets and operations of Redi-Markets LLC. The Company is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation.

The Company’s operations consist primarily of providing institutional clients with trading services on a risk and riskless principal basis, supplemented by market commentary and innovative trade ideas.

The Company is a wholly owned subsidiary of Cortview Capital Securities, Inc., which in turn is a wholly owned subsidiary of Cortview Capital Holdings, Inc. (“Parent” or “Holdings”).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States and in accordance with Accounting Standards Codification (“ASC”) as set forth by the Financial Accounting Standards Board.

The following paragraphs describe the Company’s significant accounting policies for the year ended December 31, 2011.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable. Actual results could differ from these estimates.

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue consists of trading income, investment banking income and interest income. Trading income is recognized on a trade date basis. Trading income relates to the realized and unrealized gains and losses on securities bought and sold.

Interest income and expenses are earned and paid respectively on the Company's fixed income positions and are recognized on an accrual basis.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Transactions with Clearing Broker

The Company has an agreement with Pershing, LLC (Clearing Broker) to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of trades executed by the Company. Amounts due to the Clearing Broker consist primarily of the net funds from the settlement of trades and clearing charges.

The Company is required to maintain a minimum deposit of \$500,000 at the Clearing Broker. The Company also maintains a margin requirement with the Clearing Broker. The minimum net margin requirement is revalued daily based upon securities held at the close of business. At December 31, 2011, the Company had a clearing deposit of \$24,311,113 posted with the Clearing Broker, which is included net in Due to Clearing Broker on the statement of financial condition.

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers money market funds, which maintain a net asset value of \$1.00, and other highly liquid investments with original maturities of three months or less as cash equivalents.

As of December 31, 2011, the Company had cash of \$560,664 that was held at a single financial institution and is insured up to \$250,000 by the Federal Deposit Insurance Corporation. The Company does not anticipate any losses or risks with respect to its cash deposits.

Securities Owned and Securities and Other Financial Instruments Sold, Not Yet Purchased

Securities owned and securities and other financial investments sold, not yet purchased, are recorded on trade date at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures*. The securities consist primarily of fixed income products and derivative financial instruments.

The Company estimates fair values of financial instruments using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment in interpreting market data and accordingly, changes in assumptions or in market conditions could adversely affect the estimates. The Company also discloses the fair value of its financial instruments in accordance with the fair value hierarchy as set forth by ASC 820.

In addition, the Company uses derivative contracts to hedge risks relating to the purchases and sale of securities. The Company applies the provisions of ASC 820, which requires the derivative financial instruments to be recorded at fair value.

All investment securities are valued at market or fair value. Securities for which no market prices are available are assigned fair values as the Company's valuation committee may reasonably determine. As of December 31, 2011, there were no securities for which market prices were not available.

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at historical cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful economic life as follows:

Computers and IT equipment	2 years
Software	2 years
Furniture & Fixtures	5 years

Intangible Asset

The Company applies the provisions of ASC 350, “Intangibles - Goodwill and Other”, which requires intangible assets with an indefinite useful life to be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Share -Based Compensation

Employees of the Company participate in the Stock Incentive Plan (SIP) of Holdings. Share based compensation consists of stock options issued to the Company’s employees under the Parent’s stock incentive plan. The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation-Stock Compensation*.

For all grants of stock options and awards, the fair value at the grant date is calculated using appropriate option pricing model based on the share price of the Parent’s shares at the award date and the corresponding expense is recognized over the vesting period with an adjustment to member’s capital.

Income Taxes

The Company is treated as a disregarded entity for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its parent. The federal, state and local income tax on such income is the responsibility of the parent.

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition (continued)

3. Fair Value Measurements and Disclosures

In accordance with ASC 820 *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly at the measurement date, including inputs in markets that are not considered to be active;
- Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable at measurement date.

In January 2010, FASB issued Accounting Standards Update ("ASU") No. 2010-06 *Improving Disclosures about Fair Value Measurements*. ASU No. 2010-06 requires reporting entities to make new disclosures about amounts and reasons for significant transfers in and out of level 1 and level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either level 2 or level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in level 3 fair value measurements. The Company has implemented this for the year ended December 31, 2011.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Securities owned, Securities and other financial instruments sold, not yet purchased will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency. The following is a summary of the financial assets and liabilities carried at fair value as of December 31, 2011, classified into levels within the fair value hierarchy:

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition (continued)

3. Fair Value Measurements and Disclosures (continued)

	Level 1	Level 2	Level 3	Total
Financial assets (in thousands)				
Securities owned, at fair value				
Agency mortgage backed securities	\$ 75,264	\$ 22,518	\$ –	\$ 97,782
US government obligations	29,513	18,161	–	47,674
Other asset backed securities	–	–	5,001	5,001
Preferred stock	51	–	–	51
Corporate debt securities	194,717	55,697	–	250,414
Total financial assets, at fair value	<u>\$ 299,545</u>	<u>\$ 96,376</u>	<u>\$ 5,001</u>	<u>\$ 400,922</u>
Financial liabilities (in thousands)				
Securities sold, not yet purchased and other financial instruments, at fair value				
Commercial mortgage backed Securities	\$ 19,970	\$ –	–	\$ 19,970
US government obligations	103,908	–	–	103,908
Corporate debt securities	192,544	17,918	–	210,462
Total financial liabilities, at fair value	<u>\$ 316,422</u>	<u>\$ 17,918</u>	<u>–</u>	<u>\$ 334,340</u>

The following table (in thousands) summarizes the averages in fair value associated with Level 3 financial instruments during the year ended December 31, 2011.

	Other asset backed securities
Balance as of January 1, 2011	\$ –
Transfers into Level 3	–
Transfers out of Level 3	–
Cost of purchases	117,218
Proceeds from sales	(109,613)
Realized losses	(1,691)
Change in unrealized depreciation	(913)
Balance as of December 31, 2011	<u>\$ 5,001</u>

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition (continued)

4. Business Combination

On August 3, 2010, Cortview Capital Securities, Inc. acquired the broker-dealer, Redi-Markets, LLC, a U.S. broker-dealer, and subsequently changed its name to Cortview Capital Securities, LLC. The transaction was accounted for as an acquisition of a business under ASC 805, *Business Combinations*. In connection with the purchase accounting for this transaction, \$125,000 was identified as an intangible asset related to Redi-Markets broker-dealer license which was pushed down to the Company.

Indefinite useful life intangible asset are not amortized, but instead periodically tested for impairment. The Company evaluated the asset for impairment during the year and determined that the balance was not impaired

5. Fixed Assets

At December 31, 2011, fixed assets comprised of the following:

Computers, IT equipment and software	\$ 1,512,410
Furniture & fixtures	716,789
	<u>2,229,199</u>
Accumulated depreciation	(792,871)
	<u>\$ 1,436,328</u>

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition (continued)

6. Commitments and Contingencies

The Company has several non-cancelable operating leases, primarily for office space, which expire at various dates through 2016. These leases require the Company to pay all executory costs, such as maintenance and insurance.

Future minimum lease payments under non-cancelable operating leases are as follows:

	<u>Operating Leases</u>
Years Ending December 31:	
2012	\$ 1,103,312
2013	1,130,335
2014	1,157,787
2015	1,113,121
2016	285,665
Thereafter	297,985
Total minimum lease payments	<u>\$ 5,088,205</u>

7. Related Party Transactions

Due to Holdings of \$1,268,932 is comprised of \$275,000 relating to the acquisition of Redi-Markets, LLC, and \$993,932 representing expenses paid by Holdings on behalf of the Company.

No interest is payable on the outstanding balance at December 31, 2011.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was \$19,611,616 which was \$17,347,608 in excess of its minimum requirement of \$2,264,008. Proprietary balances, if any, held at the Company's Clearing Broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, as the Clearing Broker performs computations of PAIB assets and segregates certain balances on behalf of the Company, as applicable.

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition (continued)

9. Off-balance Sheet Transactions and Concentrations of Credit Risk

All customer securities transactions are cleared on a fully disclosed basis by the Clearing Broker. All of the customers' money balances and long and short positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. While the Clearing Broker maintains the responsibility of computing the margin on such accounts and determining adequate collateralization, the Company has agreed to indemnify the Clearing Broker for certain losses that the Clearing Broker may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no such customer debit balances maintained by the Clearing Broker.

The Company maintains its cash balances with a single financial institution. The Company also maintains a significant deposit with its Clearing Broker. The Company does not anticipate any losses or risks with respect to its cash deposits or the money it has on deposit with its Clearing Broker.

10. Derivative financial instruments

The Company engages in mortgage backed security to be announced (TBA) transactions in the normal course of its market making operations. Mortgage backed security, TBA transactions are accounted for as derivatives and are carried at fair value. At December 31, 2011, the Company had open TBA sales with notional values of \$19,969,805. The fair value of these open contracts of \$(41,967) is included in securities and other financial instruments sold, not yet purchased, at fair value on the statement of financial condition as at December 31, 2011.

These derivatives involve, to varying degrees, elements of credit and market risk, whereby the occurrence of certain credit events or changes in the fair market value of the underlying securities may result in losses in excess of the amounts reflected on the statement of assets and liabilities. The Company reports its assets and liabilities from derivatives contracts and has netted assets against liabilities.

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition (continued)

10. Derivative financial instruments (continued)

At December 31, 2011, open mortgage backed TBA contracts are summarized as follows:

	Open Notional Value at December 31, 2011	Fair Value at December 31, 2011
Mortgage backed TBA purchase		
Other financial instruments	\$ 19,969,805	\$ (41,967)
Total other financial instruments	\$ 19,969,805	\$ (41,967)

The fair value of open TBA contracts at December 31, 2011 is included in securities sold other financial instruments, not yet purchased and, on the statement of financial condition.

11. Stock-Based Compensation

Under the Parent's Stock Incentive Plan (SIP), the employees of the Company were granted a number of options (each option representing the right to purchase one share of the Parent's stock at the respective exercise price). There were two separate grants during 2011. The first grant was awarded on March 18, 2011 and the second grant was awarded on July 5, 2011.

Each grant was separated into (4) tranches, with exercise prices as follows:

	March 18, 2011	July 5, 2011
Tranche		
Tranche 1	\$10	\$10
Tranche 2	\$20	\$20
Tranche 3	\$25	\$25
Tranche 4	\$30	\$30

The numbers of options granted were 1,297,500 and 793,484 for March 18, 2011 and July 5, 2011 respectively. The grants have a vesting period from the anniversary of issuance of the options. The options will vest on each of the first, second, third and fourth anniversaries of the date of the grant. There are no cash settlement alternatives.

Cortview Capital Securities, LLC

Notes to Statement of Financial Condition (continued)

11. Stock-Based Compensation (continued)

The fair value of the share options is estimated at the grant date using a Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted. The key assumptions used to value the awards as of December 31, 2011 were:

	<u>March 18, 2011</u>	<u>July 5, 2011</u>
Expected term of share options	69.5 months	66 months
Expected volatility	83.75%	81.93%
Risk-free interest rate	2.25%	2.08%
Price of underlying	\$10	\$6.02
% capable of vesting	56%	56%

As of December 31, 2011, 602,500 of the options granted on March 18, 2011 had been forfeited.

12. Subsequent Events

The Company has evaluated subsequent events through February 28, 2012, the date the financial statements are available to be issued. There are no subsequent events to disclose for Cortview Capital Securities, LLC.

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